                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              THE MEXICO FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    592835102

                                 (CUSIP Number)

                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 8 Pages

                                  SCHEDULE 13D


-----------------------------------------------------------------------------------------------------------------
CUSIP NO. 592835102                                                                         PAGE 2 OF 8 PAGES
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mira, L.P.
-----------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)[x]
                                                                                                (b)[ ]

-----------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-----------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

-----------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
      SHARES              3,116,700
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
-----------------------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
                          0
-----------------------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                          3,116,700
-----------------------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,116,700

-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                / /

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------------------------------------------


                                      -2-

-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------------------------------------------------------------------------------------------
CUSIP NO. 592835102                                                                         PAGE 4 OF 8 PAGES
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Zurich Capital Markets Inc.
-----------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a)[x]
                                                                                                (b)[ ]

-----------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable - indirect beneficial ownership
-----------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /

-----------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
      SHARES              0
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
-----------------------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
                          3,116,700
-----------------------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                          0
-----------------------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          3,116,700
-----------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,116,700

-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                / /

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.4%
-----------------------------------------------------------------------------------------------------------------


                                      -4-

-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
-----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and update the Schedule 13D filed on July 10, 2000 relating to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of The Mexico Fund, Inc. (the "Company") as set forth below. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

Item 3. Source and Amount of Funds or Other Consideration

     From May 30, 2000 through December 22, 2000, the Reporting Persons acquired beneficial ownership of an aggregate of 557,500 shares of Common Stock through open market purchases. The funds used to purchase the shares of Common Stock described in this Item 3, approximately $8.7 million in the aggregate, were derived from Mira's working capital. The disclosure set forth in Item 5 is incorporated herein by reference.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following additional disclosure:

     The 557,500 shares of Common Stock described in Item 3 were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) Mira beneficially owns an aggregate of 3,116,700 shares of Common Stock, constituting 6.4% of the shares of Common Stock outstanding. ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 3,116,700 shares of Common Stock, constituting 6.4% of the shares of Common Stock outstanding.

     (b) Mira has the sole power to direct the voting and disposition of the 3,116,700 shares of Common Stock which it holds directly. By virtue of its indirect, beneficial ownership of the 3,116,700 shares of Common Stock held by Mira, ZCMI, as the general partner of Mira, shares the power to direct the voting and disposition of those shares.

     (c) Between October 1, 2000 and December 20, 2000, Mira purchased shares of Common Stock on the open market. The transaction dates, number of shares of Common Stock purchased and prices per share during that period are set forth on Exhibit B hereto.

     (d) Not applicable.

     (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

     Item 7 is hereby amended to add the following additional disclosure:

     Exhibit A is a schedule of information concerning Mira's transactions in the Common Stock for the period from October 1, 2000 through December 20, 2000.

                                               SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated:   December 20, 2000

                                   MIRA, L.P.

                                   By: Zurich Capital Markets Inc.
                                   Its: General Partner

                                            By:    /s/ Randall K.C. Kau
                                               ---------------------------------
                                            Name:    Randall K.C. Kau
                                            Title:   President




                                   ZURICH CAPITAL MARKETS INC.


                                   By:       /s/ Randall K.C. Kau
                                      -----------------------------------------
                                            Name:    Randall K.C. Kau
                                            Title:   President

                                  EXHIBIT INDEX

Exhibit A       Schedule of information concerning Mira's transactions for the period from October 1, 2000 through December 20, 2000.

                                    EXHIBIT A


Date of Transaction        Shares of Common Stock Purchased    Price Per Share
-------------------        --------------------------------    ---------------
October 2, 2000            2,500                               15 3/16
October 5, 2000            10,000                              15 5/16
October 6, 2000            1,200                               15 1/16
October 6, 2000            3,300                               15 3/8
October 6, 2000            5,000                               15 1/4
October 6, 2000            10,000                              15 3/16
October 6, 2000            5,000                               15 1/8
October 10, 2000           5,000                               14 3/4
October 10, 2000           5,000                               14 7/8
October 10, 2000           10,000                              14 13/16
October 11, 2000           5,000                               14 11/16
October 11, 2000           5,000                               14 3/4
October 12, 2000           5,000                               14 11/16
October 12, 2000           5,000                               14 5/16
October 12, 2000           10,000                              14 1/16
October 12, 2000           5,000                               14 1/4
October 12, 2000           5,000                               14
October 16, 2000           5,000                               14 3/4
October 16, 2000           12,000                              14 5/8
October 16, 2000           15,000                              14 9/16
October 18, 2000           5,000                               14 1/4
October 19, 2000           5,000                               14 7/8
November 28, 2000          5,000                               15 5/16
November 29, 2000          5,000                               15 3/16
December 5, 2000           10,000                              14 15/16
December 6, 2000           16,000                              15 5/16
December 8, 2000           5,000                               15 11/16
December 8, 2000           15,000                              15 9/16
December 12, 2000          3,000                               15 1/2